Consent of Independent Registered Public Accounting Firm
The Board of Directors
Carver Bancorp, Inc.:
We consent to the incorporation by reference in the Post-Effective Amendment No. 4 to registration statement (No. 333-177054) on Form S-1 of Carver Bancorp, Inc. of our report dated June 29, 2015, with respect to the consolidated statements of financial condition of Carver Bancorp Inc. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2015, which report appears in the March 31, 2015 annual report on Form 10-K of Carver Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the prospectus.

New York, New York
July 30, 2015